HINCKLEY ALLEN

William W. Bouton III
wbouton@hinckleyallen.com
(860) 331-2626

December 19, 2016

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Michelle Miller

Re:          United Financial Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 7, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 4, 2016
Form 8-K
Filed October 18, 2016
File No. 001-35028

Ladies and Gentlemen:

On behalf of our client, United Financial Bancorp, Inc. this will acknowledge that United Financial Bancorp received your letter of December 14, 2016 regarding certain comments on United's above referenced Form 10-K, Form 10-Q and Form 8-K.

Your letter requested a response by December 28, 2016. Pursuant to our telephone conversation today, we have requested and you have granted an extension to the response date until January 20, 2017.

We appreciate your courtesy and look forward to providing you with a satisfactory response.

Sincerely,

William W. Bouton III

cc: Eric R.  Newell
   Mark F. Doyle